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                                                                   EXHIBIT 10.12

April 18, 1996

Mr. Ronald Brumback
631 S. Garfield Avenue
Hinsdale, IL  60521

Dear Ron,

I am pleased to offer you the position of President and Chief Operating Officer of Navigation Technologies Corporation ("NavTech"). Subject to your acceptance of this offer, your employment will commence as of April 22, 1996. Your duties and responsibilities as President and COO are more fully described in Exhibit A attached to this letter. As President and COO you shall report directly to the Board of Directors and the intent is that you shall be a board member as long as you hold those positions.

You will receive a base cash compensation of $14,423.08 paid bi-weekly, equal to $375,000 per annum. You will also be eligible to participate in the senior executive bonus plan to be established by NavTech in 1996. Your target bonus each year will be 50% of your base annual cash compensation, subject to your achievement of applicable milestones and objectives. For each year, any such bonuses will be paid to you on a bi-weekly basis during the following year.
Such milestones and objectives shall refer to financial data determinable as of the end of each fiscal year of NavTech and a determination as to whether such milestones and objectives have been met shall be made within 90 days after the end of each such fiscal year. The aggregate amount of any bi-weekly payments which would have been due during such 90 day period had such determination been made the last date of the fiscal year shall be made in a lump sum immediately following such determination. For the year 1996, the bonus will not be linked to any milestones or objectives but will be 50% of the base cash compensation paid to you by NavTech between April 22 and December 31, 1996.

In addition, subject to your acceptance of this employment offer, the Board of Directors has granted you options to purchase 5,000,000 shares of Navigation Technologies Corporation common stock at the fair market value at the time of the grant (i.e. $0.85 per share). The options will, subject to your continued employment, vest in equal monthly installments over a four year period commencing on April 22, 1996. These options will be incentive stock options to the maximum extent allowable at the time of the grant; the balance will be non-qualified options. You will not be eligible for grants of additional stock options until July 1, 2000.

In the event that you and your family relocate from Illinois to California during the course of your employment, NavTech will pay the reasonable costs of such relocation including any necessary adjustments to achieve a tax neutral effect all on the same terms as the relocation plan which Philips now has in effect for employees of your status.

NavTech currently provides company-paid employee insurance from your date of hire including medical, dental, vision, life and long-term disability coverage. Employees have the option of acquiring medical/dental/vision coverage for their dependents as well, with the company paying 50%

Mr. Ronald Brumback
April 18, 1996
Page 2

of the premium. You will also be eligible to participate in a Section 125 Health Care/Dependent Care Reimbursement Plan and a 401(k) Savings and Investment Plan. Should the company institute any executive benefit plans you will be entitled to participate in such plans.

While I hope our relationship will be long and mutually beneficial, it is mutually recognized that our relationship shall not be for any definite term, but rather shall be one of "at-will" employment.

In the event that your employment is terminated by NavTech without cause (as defined below), NavTech will provide you with the following: severance pay equal to one year base compensation plus any earned and unpaid bonus as of the date of such termination such bonus to be paid over the period it would have been paid to you had you not been terminated; continuation of your normal benefits for a one year period after the date of termination; continuation of vesting of your incentive stock option for a period of three months from the date of termination; and extension of the time period for the exercise of your non-qualified options to two years from the date of termination. Your incentive stock options shall convert to non-qualified options if they are not exercised within three months of such termination. The foregoing provisions regarding your options shall supersede any existing terms. In the event of such a termination, the foregoing shall be your sole and exclusive remedy and you shall not be entitled to any other or further payments, compensation or benefits from NavTech. For these purposes "cause" shall mean any act or omission in the conduct of your duties and responsibilities which constitutes gross negligence or willful misconduct, or any act or omission outside the course of your duties and responsibilities which includes dishonesty or criminal conduct.

In the event that you voluntarily terminate your employment with NavTech, you shall be entitled to receive any bonus and earned but unpaid as of the date of such termination over the period such bonus would have been paid to you had you not voluntarily terminated your employment.

In order to minimize costs and expenses for all parties, any disputes or controversies arising in connection with your employment or the cessation of your employment with the company will be resolved by binding arbitration in the State of Illinois. The arbitration will be conducted in accordance with the applicable rules of the American Arbitration Association under Illinois law.

This offer is contingent on the execution by you and NavTech of the Proprietary Information and Invention Agreement attached hereto as Exhibit B on or before the commencement of your employment with NavTech. This offer is also contingent on your providing NavTech with proof of your legal eligibility to work in the United States within seventy-two (72) hours of your first day of employment.

Let me express my pleasure and enthusiasm about the prospect of your employment with NavTech, my appreciation for the contribution you have made to NavTech as a Board member thus far, and my expectation that you will find NavTech to be exciting and fulfilling place to work.
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Mr. Ronald Brumback
April 18, 1996
Page 3


I look forward to your positive response to this offer and to your continuing role as a key member of the team that will lead NavTech to success.

Cordially,

/s/ T. Russell Shields
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Chairman

AGREED TO AN ACCEPTED:
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Mr. Ronald Brumback
April 18, 1996
Page 4


/s/ Ronald A. Brumback
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Ronald A. Brumback                     Date